Exhibit 21.1

Click2learn Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation
Operating Subsidiaries
Click2learn Limited	United Kingdom
Click2learn Canada, Ltd.	Nova Scotia
Click2learn Software Private Limited	India
Communication Strategies, Inc.	Texas

Subs with no Employees or Assets
IntelliPrep Technologies, Incorporated.	Delaware
Asymetrix GmbH	Germany
Asymetrix SARL	France
Aimtech Corporation	Delaware
Meliora Systems, Inc.	New York
Click2learn Asia Pty Ltd	Australia